Amorfix Life Sciences Ltd.

07021341

RECEIVED

2007 FEB 27 A 11: 39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 15, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C: 20549
MAILSTOP: ROOM 3628

82-35057

SUPPL

Re: Amorfix Life Sciences Ltd. (File# ~~82-25057~~)

To Whom It May Concern:

Enclosed please find our press release of February 12, 2007. We are providing the press release in accordance with SEC Act of 1934, Rule 12g3-2(b), as a foreign private issuer.

Yours truly,

Sarah Glofcheskie

Sarah Glofcheskie
Office Manager

Enclosures

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

Amorfix Life Sciences Ltd. 3080 Yonge St., Suite 6020, Toronto, ON M4N 3N1.
Tel: 416-482-3813, Fax: 416-482-3811, Website: www.amorfix.com

Amorfix Life Sciences Ltd

WORLD ECONOMIC FORUM

Technology Pioneer 2007

FOR IMMEDIATE RELEASE
NEWS RELEASE

TSX Venture: **AMF**

AMORFIX TO PRESENT vCJD BLOOD TEST RESULTS FROM ITS COMMERCIAL SCALE HIGH-THROUGHPUT PLATFORM AT THE CAMBRIDGE HEALTH INSTITUTE CONFERENCE

Company Can Perform Thousands of Tests per Day

Toronto, February 12, 2007 - Amorfix Life Sciences Ltd. (TSXV: AMF) announced today that it is presenting for the first time results from its Epitope Protection technology, a prototype commercial scale blood test for the diagnosis of variant Creutzfeldt-Jakob Disease, (EP-vCJD™) at the Cambridge Health Institute's 11th Annual Conference on TSE Diseases in Baltimore, Maryland. Amorfix's EP-vCJD™ test is now based on a 96-well high-throughput platform that enables thousands of tests to be performed in a single day.

"Our EP-vCJD™ blood test is a major step forward because for the first time it allows for the rapid screening of tens of thousands of blood samples to determine how many people have been infected with vCJD and how many people are incubating the disease," said Dr. George Adams, President and Chief Executive Officer. "As Judge Krever noted in his report on Canada's HIV-AIDS blood testing, if transmission by blood transfusion is possible, then a blood transfusion service must act as if a disease is being spread through blood transfusions unless it has scientific proof it is not present. To date, four people in the United Kingdom have contracted vCJD by blood transfusion, with the latest case reported January 18, 2007. With our EP-vCJD™ test, we can finally determine the appropriate level of surveillance necessary to protect the blood supply from vCJD."

Dr. Marni Uger, Senior Scientist, will present the poster entitled "High-Throughput Prion Detection in Blood using the Epitope Protection Assay". The poster demonstrates that the high-throughput platform reliably detects human brain prions in blood at a dilution of one in a million and sheep scrapie brain prions in blood at a dilution of one in two hundred thousand. It is known people can take decades to show signs of human prion disease and so it is unknown at this time how widespread the disease is in populations that were exposed to BSE-contaminated beef. The company is in the process of completing the commercial design, scale up and quality systems for submission to regulatory authorities. Final validation will also include demonstrating the effectiveness of the test in preclinical animal models and in a large number of normal human blood samples.

About Amorfix

Amorfix is an emerging company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. Brain AMPs include infectious prions, which cause Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (mad cow disease), scrapie in sheep and the human form, variant Creutzfeldt-Jakob Disease (vCJD). A hallmark of Alzheimer's disease, Amyotrophic Lateral Sclerosis and Parkinson's disease is the accumulation of AMPs in neurons. Amorfix has developed a test procedure to diagnose AMP diseases using a routine blood sample and a novel therapeutic approach for treatment. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

For further information, visit the website at www.amorfix.com or contact:

Dr. George Adams, President and CEO
Amorfix Life Sciences Ltd.
416-482-3812
george.adams@amorfix.com

James Parsons, CFO
Amorfix Life Sciences Ltd.
416-482-3814
james.parsons@amorfix.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

END